UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No  ☒

This report on Form 6-K is incorporated by reference into the registration statements on Form F-3. File Nos. 333-12096, 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Bonn, November 6, 2002

Deutsche Telekom’s Supervisory Board: employee representatives elected

____________________________________________________________

The employees elected their representatives to Deutsche Telekom’s Supervisory Board during a delegates conference held in Düsseldorf on November 6, 2002. Ten of the 20 Supervisory Board seats are held by employee representatives and 10 by shareholder representatives. The newly elected employee representatives take up their duties at the end of the conference and their terms of office expire at the end of the shareholder’s meeting in 2007.

The following employee representatives were elected to the Supervisory Board:

Rüdiger Schulze, ver.di trade union, Federal Department Head, re-elected to the Supervisory Board, where he has been a member since March 29, 1999.

Monika Brandl, member of the General Works Council, elected to the Supervisory Board for the first time on November 6, 2002.

Josef Falbisoner, Head of ver.di District of Bavaria, re-elected to the Supervisory Board, where he has been a member since October 2, 1997.

Lothar Holzwarth, chairman of the works council of the Sales Office

Südwest, Stuttgart, was elected to the Supervisory Board on November 6, 2002. He already served a term on the Supervisory Board from January 1, 1995 until June 30, 1996. He is also Chairman of the Supervisory Board of the PSD Bank RheinNeckarSaar eG.

Waltraud Litzenberger, member of the Works Council of Deutsche Telekom’s Eschborn Networks Branch Office, re-elected to the Supervisory Board, where she has been a member since June 1, 1999.

Michael Löffler, member of the Works Council at Deutsche Telekom’s Dresden Networks Branch Office, re-elected to the Supervisory Board, where he has been a member since January 1, 1995.

Wolfgang Schmitt, Deutsche Telekom, Stuttgart, re-elected to the Supervisory Board, where he has been a member since October 2, 1997.

Michael Sommer, Chairman of the Federation of German Trade Unions, re-elected to the Supervisory Board, where he has been a member since April 15, 2000.

Ursula Steinke, Chairwoman of the Works Council at T-Systems CSM in Kiel, re-elected to the Supervisory Board, where she has been a member since January 1, 1995.

Wilhelm Wegner, Chairman of Deutsche Telekom’s Central Works Council and Group Works Council, re-elected to the Supervisory Board, where he has been a member since July 1, 1996.

No longer on the Supervisory Board: Rainer Röll, Member of the Supervisory Board since November 6, 1998, and Rainer Koch, member of the Supervisory Board since April 12, 2000

The following members of the Supervisory Board are shareholder representatives. They were elected at the 2001 Shareholders’ Meeting.

Dr. Hans-Dietrich Winkhaus, Chairman of the Supervisory Board of Deutsche Telekom AG since May 25, 2000, member of the Shareholders’ Committee of Henkel KgaA, member of the Supervisory Board since May 27, 1999.

Gert Becker, former Chairman of the Board of Management of Degussa AG, has been a member of the Supervisory Board since January 1, 1995.

Dr. Huberts von Grünberg, Dipl. Physiker, Dr. of Physics, Chairman of the Supervisory Board of Continental AG, member of the Supervisory Board since May 25, 2000.

Dr. sc. techn. Dieter Hundt, Managing Sharehold of Allgaier Werke GmbH, President of the National Union of German Employer Associations, member of the Supervisory Board since January 1, 1995.

Dr. h.c. André Leysen, Chairman of the Board of Directors of Gevaert N.V. Mortsel, Antwerp, member of the Supervisory Board since January 1, 1995.

Hans-W. Reich, Chairman of the Board of Managing Directors, Kreditanstalt für Wiederaufbau (KfW), Frankfurt am Main, member of the Supervisory Board since May 27, 1999.

Prof. Dr. Helmut Sihler has been a member of the Supervisory Board of Deutsche Telekom since July 1, 1996. He was Chairman of the Supervisory Board from July 1, 1996 to May 25, 2000. The Supervisory Board delegated Prof. Sihler to Deutsche Telekom’s Board of Management as of July 16, 2002, which he presides over as Chairman. His seat on the Supervisory Board has been suspended for the duration of his delegation.

Prof. Dr. h.c. Dieter Stolte, former Director General of ZDF (Zweites Deutsches Fernsehen) TV broadcasting organization, Editor of the Welt and Berliner Morgenpost daily newspapers, member of the Supervisory Board since January 1, 1995.

Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank, Frankfurt am Main, member of the Supervisory Board since May 27, 1999.

Prof. Dr. Heribert Zitzelsberger, State Secretary in the Federal Ministry of Finance, member of the Supervisory Board since May 27, 1999.

129/02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 7, 2002